UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   CHU, William W. Y.
   1320 Miravalle Avenue
   Los Altos, CA  94024
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   February 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Pres. Prod. Oper., Graphics Co

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     55,196         I  by Trust (1)
Common Stock                                  06/29/96    B    V   436           A  $14.8750                    D
Common Stock                                  09/06/96    M    V   10,000        A  $9.0000                     D
Common Stock                                  12/28/96    B    V   467           A  $13.6000                    D
Common Stock                                  01/06/97    M    V   20,000        A  $9.0000      33,818         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
-----------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $9.0000         09/06/96       M     V                    10,000           (2) 04/09/92 04/09/02
to buy)
Incentive Stock Option (right  $9.0000         01/06/97       M     V                    20,000           (2) 04/09/92 04/09/02
to buy)
Incentive Stock Option (right  $19.3750        09/25/96       A     V   5,150                              09/25/00    09/25/06
to buy)
Non-Qualified Stock Option     $19.3750        09/25/96       A     V   29,850                             09/25/00    09/25/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
----------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
----------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  09/06/96  Common Stock                   10,000                                  D
to buy)
Incentive Stock Option (right  01/06/97  Common Stock                   20,000                    6,656         D
to buy)
Incentive Stock Option (right  09/25/96  Common Stock                   5,150                     5,150         D
to buy)
Non-Qualified Stock Option     09/25/96  Common Stock                   29,850                    29,850        D
(right to buy)

Explanation of Responses:

(1)
William and Teresa Chu 1995 Trust
(2)
These options are immediately exercisable. However, unvested shares are held in escrow. Option vests periodically over 4 years.


SIGNATURE OF REPORTING PERSON
/S/ WILLIAM W. Y. CHU
DATE 03/07/97